UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

15/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Share Purchase Rights	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On August 13, 2020, the board of directors (the “Board”) of AirNet Technology Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, declared a dividend distribution of one right (a “Right”) with respect to each outstanding ordinary share of the Company of a par value of US$0.001 each (the “Ordinary Shares”), held of record at the close of business on August 24, 2020. When exercisable, each Right will entitle the registered holder to purchase one Ordinary Share at an exercise price of US$0.9 per Right, subject to adjustment (the “Exercise Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 13, 2020 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

The Board adopted the Rights Agreement to protect shareholders of the Company from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the Ordinary Shares without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board.

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

Separation Time

Separation Time refers to the next business day following the earlier of (i) the tenth business day after the date on which any person commences a tender or exchange offer that, if consummated, would result in such person’s becoming an Acquiring Person and (ii) the date of the first event causing a Flip-in Date to occur.

Acquiring Person refers to a person or group of affiliated or associated persons who is or becomes the beneficial owner of 15% or more of the outstanding Ordinary Shares at any time after the first public announcement of the Rights Agreement; provided however, no person who, at the time of the adoption of the Rights Agreement, beneficially owns 15% or more of the outstanding Ordinary Shares shall be deemed to be an Acquiring Person (i.e. a shareholder’s existing ownership of the Ordinary Shares will be grandfathered), unless and until such person acquires beneficial ownership of additional 1% or more of the Ordinary Shares then outstanding as of the time of the first public announcement of the adoption of the Rights Agreement without the pre-approval of the Board.

Flip-in Date refers to the earlier of (i) the first date on which there shall be a public announcement by the Company (by any means) that a person has become an Acquiring Person, which announcement makes express reference to such status as an Acquiring Person pursuant to the Rights Agreement, or (ii) the date on which any Acquiring Person becomes the beneficial owner of more than 50% of the outstanding Ordinary Shares.

Until the Separation Time, (i) no Right may be exercised and (ii) each Right will be evidenced by the certificate for the associated Ordinary Share. After the Separation Time, Rights certificates will be mailed to holders of record of the Ordinary Shares as of the Separation Time and, the Rights will become transferable independent of the Ordinary Shares.

Flip-In

In the event that a Flip-in Date occurs, each Right will entitle the holder (other than Rights that are or were acquired or beneficially owned by the Acquiring Person which will thereafter be void) thereof to purchase, for the Exercise Price, that number of Ordinary Shares having a then-current market value of twice the Exercise Price.

Flip-Over

In the event that, after a Flip-in Date occurs, (i) the Company consolidates or merges or participates in a scheme of arrangement or statutory share exchange with any other entity or (ii) the Company sells or transfers more than 50% of its assets, operating income or cash flow, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, that number of shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Exchange Provision

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of more than 50% of the outstanding Ordinary Shares, the Board may exchange all (but not less than all) of the then outstanding Rights (other than Rights owned by an Acquiring Person, which will become void) for Ordinary Shares at an exchange ratio of one Ordinary Share per Right (subject to adjustment).

Redemption of the Rights

The Rights will be redeemable at the Company’s option for US$0.001 per Right (payable in cash, Ordinary Shares or other securities of the Company as deemed appropriate by the Board) at any time on or prior to the Flip-in Date. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the redemption price.

Expiration of the Rights

The Rights expire on the earliest of (i) the exchange of the Rights as described above, (ii) the redemption of the Rights as described above, (iii) 5:00 p.m., New York City time, on the first anniversary of the date of the Rights Agreement (unless such date is extended), and (iv) immediately prior to the effective time of a consolidation, merger, scheme of arrangement or statutory share exchange that does not constitute a flip-over transaction or event (as described above and defined in the Rights Agreement) in which the Ordinary Shares are cancelled or converted into, or into the right to receive, another security, cash or other consideration.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights prior to the Flip-in Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended by the Board in order to cure any ambiguities, or to make changes that do not materially adversely affect the interests of holders of the Rights (excluding the interest of any Acquiring Person), or in order to satisfy any applicable law, rule or regulation.

Item 2.	Exhibits.

Exhibit No.	Description

1	Rights Agreement dated as of August 13, 2020 between AirNet Technology Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K filed on August 13, 2020).

2	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K filed on August 13, 2020).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

	By:	/s/ Xin Li
Name: Xin Li
Title: Chief Financial Officer

Date: August 13, 2020

EXHIBIT INDEX

Exhibit No.	Description

1	Rights Agreement dated as of August 13, 2020 AirNet Technology Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K filed on August 13, 2020).

2	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K filed on August 13, 2020).